UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           CHALLENGER POWERBOATS, INC.
                          ----------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    157588104
                                 --------------
                                 (CUSIP Number)

                                 Laurie Phillips
                             Chief Executive Officer
                           Challenger Powerboats, Inc.
                               300 Westlink Drive
                              Washington, MO 63090
                                  (636) 390-9000
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 24, 2006
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

                              CUSIP No. 157588104
                           -------------------------

1       NAME  OF  REPORTING  PERSON

     Dutchess  Capital  Management,  LLC
     I.R.S.  Identification  Number:  04-3527188

     Dutchess  Private  Equities  Fund,  L.P.
     I.R.S.  Identification  Number:  04-3527193

     Dutchess  Private  Equities  Fund  II,  L.P.
     I.R.S.  Identification  Number:  57-1200153

     Mr.  Michael  Novielli

     Mr.  Douglas  Leighton

2        CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP

     a     [X]

     b     [ ]

3        SEC  USE  ONLY


4        SOURCE  OF  FUNDS  *

     Dutchess  Capital  Management,  LLC:           OO
     Dutchess  Private  Equities  Fund,  L.P.:      OO
     Dutchess  Private  Equities  Fund  II,  L.P.:  OO
     Mr.  Novielli:                                 PF
     Mr.  Leighton:                                 PF

5        CHECK  BOX  IF  DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS  2(D)  OR  2(E)[_]

6        CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     Dutchess Capital Management, LLC is organized under the laws of Connecticut.

     Dutchess Private Equities Fund, L.P. is organized under the laws of Delaware.

     Dutchess Private Equities Fund II, L.P. is organized under the laws of Delaware.

     Mr.  Novielli  is  a  citizen  of  the  United  States  of  America.

     Mr.  Leighton  is  a  citizen  of  the  United  States  of  America.

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH

7        SOLE  VOTING  POWER:

Mr. Novielli has sole voting power over the 45,250 shares he owns personally, and Mr. Leighton has sole voting power over the 45,250 shares he owns personally.

8        SHARED  VOTING  POWER:

Dutchess Capital Management, LLC owns an aggregate of 341,838,822 beneficial shares of Challenger Powerboats, Inc. (the "Company"). As Managing Partners of Dutchess Capital Management, LLC, Mr. Novielli and Mr. Leighton have shared voting power over these shares.

9        SOLE  DISPOSITIVE  POWER:

Mr. Novielli has sole dispositive power over the 45,250 shares he owns personally, and Mr. Leighton has sole dispositive power over the 45,250 shares he owns personally.

10      SHARED  DISPOSITIVE  POWER:

Dutchess Capital Management, LLC owns an aggregate of 341,838,822 shares of the Issuer. As Managing Partners of Dutchess Capital Management, LLC, Mr. Novielli and Mr. Leighton have shared dispositive power over these shares.

11      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON:

DUTCHESS CAPITAL MANAGEMENT, LLC: 341,838,822 SHARES (11,384,711 shares owned by Dutchess Private Equities Fund, L.P., 13,142,360 shares owned by Dutchess Private Equities Fund II, L.P., 2,229,101 shares owned by Dutchess Advisors, 146,635,483 shares issuable within 60 days to Dutchess Private Equities Fund, L.P. pursuant to convertible debentures and 168,447,167 shares issuable within 60 days to Dutchess Private Equities Fund II, L.P. pursuant to convertible debentures).

DUTCHESS PRIVATE EQUITIES FUND, L.P.: 158,020,194 SHARES (11,384,711 shares owned by Dutchess Private Equities Fund, L.P. and 146,635,483 shares issuable within 60 days pursuant to convertible debentures).

DUTCHESS PRIVATE EQUITIES FUND II, L.P.: 181,589,527 (13,142,360 shares owned by Dutchess Private Equities Fund II, L.P. and 168,447,167 shares issuable within 60 days pursuant to convertible debentures).

DOUGLAS LEIGHTON: 341,884,072 (339,609,721 shares beneficially owned through Dutchess Capital Management, LLC, 2,229,101 shares beneficially owned through Dutchess Advisors LLC and 45,250 shares owned individually).

MICHAEL NOVIELLI: 341,884,072 (339,609,721 shares beneficially owned through Dutchess Capital Management, LLC, 2,229,101 shares beneficially owned through Dutchess Advisors LLC and 45,250 shares owned individually).

12       CHECK  BOX  IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
_____.

13       PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11):  Based  on
51,500,246  shares  of  common  stock  outstanding  as  of  November  9,  2006:

          Dutchess  Capital  Management,  LLC:               93.3%
          Dutchess  Private  Equities  Fund,  L.P.:          79.8%
          Dutchess  Private  Equities  Fund  II,  L.P.:      82.6%
          Douglas  Leighton:                                 93.3%
          Michael  Novielli:                                 93.3%

14       TYPE  OF  REPORTING  PERSON

          Dutchess  Capital  Management,  LLC:                 OO
          Dutchess  Private  Equities  Fund,  L.P.:            OO
          Dutchess  Private  Equities  Fund  II,  L.P.:        OO
          Douglas  Leighton:                                   IN
          Michael  Novielli:                                   IN

ITEM  1:  SECURITY  AND  ISSUER

This Schedule 13D ("Schedule") relates to the acquisition of beneficial ownership of common stock, $0.001 par value per share, of the Company, whose principal executive office is located at 300 Westlink Drive, Washington, MO 63090.

ITEM  2:  IDENTITY  AND  BACKGROUND

Dutchess Capital Management, LLC is organized in Connecticut, and is General Partner to Dutchess Private Equities Fund, L.P., Dutchess Private Equities Fund II, L.P., and Dutchess Advisors. Michael Novielli and Douglas Leighton are the Managing Partners of Dutchess Capital Management, LLC. Dutchess Capital Management, LLC and its subsidiaries and affiliates have been providing publicly traded companies with capital through equity lines of credit and various placements for almost 10 years. Dutchess Capital Management, LLC's principal office is located at 50 Commonwealth Avenue, Boston, MA 02116.

During the last five years, neither Dutchess Capital Management, LLC and its subsidiaries nor, to the best knowledge of Dutchess Capital Management, LLC, nor Messrs. Leighton and Novielli, has any person or entity identified in this Schedule (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Messrs.  Leighton  and  Novielli  are  United  States  Citizens.

ITEM  3:  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

Dutchess Capital Management's percent ownership of the Company increased because shares of common stock were issued to Dutchess Private Equities Fund, L.P. and Dutchess Private Equities Fund II, L.P. as an inducement for their investments in the Company. The Company issued fifteen percent (15%) of the total dollar amount of the investments made in restricted common stock. In addition, Dutchess Private Equities Fund, L.P. and Dutchess Private Equities Fund II, L.P. purchased convertible debentures from the Company.

ITEM  4:  PURPOSE  OF  TRANSACTION

Dutchess Private Equities Fund, L.P. and Dutchess Private Equities Fund II, L.P. received shares of common stock as inducement for investment in the Company. Dutchess Private Equities Fund II, L.P. also purchased convertible debentures from the Company as an investment.


ITEM  5:  INTEREST  IN  SECURITIES  OF  THE  ISSUER

a. As of the date of the filing of this Schedule, Dutchess Capital Management, LLC is deemed to beneficially own 341,838,822 shares of common stock of the Issuer. Such amount is 93.3% of the 51,500,246 outstanding shares of the Issuer as of November 9, 2006. The aggregate number of shares is comprised of 11,384,711 shares owned by Dutchess Private Equities Fund, L.P., 13,142,360 shares owned by Dutchess Private Equities Fund II, L.P., 2,229,101 shares owned by Dutchess Advisors, 146,635,483 shares issuable within 60 days to Dutchess Private Equities Fund, L.P. pursuant to convertible debentures and 168,447,167 shares issuable within 60 days to Dutchess Private Equities Fund II, L.P. pursuant to convertible debentures.

As of the date of the filing Schedule, Dutchess Private Equities Fund, L.P. is deemed to beneficially own 158,020,194 shares of common stock of the Issuer. Such amount is 79.8% of the 51,500,246 outstanding shares of the Issuer as of November 9, 2006. The aggregate number of shares is comprised of 11,384,711 shares owned by Dutchess Private Equities Fund, L.P. and 146,635,483 shares issuable to Dutchess Private Equities Fund, L.P. within 60 days pursuant to convertible debentures.

As of the date of the filing Schedule, Dutchess Private Equities Fund II, L.P. is deemed to beneficially own 181,589,527 shares of common stock of the Issuer. Such amount is 82.6% of the 51,500,246 outstanding shares of the Issuer as of November 9, 2006. The aggregate number of shares is comprised of 13,142,360 shares owned by Dutchess Private Equities Fund II, L.P. and 168,447,167 shares issuable to Dutchess Private Equities Fund II, L.P. within 60 days pursuant to convertible debentures.

As of the date of the filing Schedule, Mr. Douglas Leighton is deemed to beneficially own 341,884,072 shares of common stock of the Issuer. Such amount is 93.3% of the 51,500,246 outstanding shares of the Issuer as of November 9, 2006. The aggregate number of shares is comprised of 45,250 shares owned by Mr. Leighton, 11,384,711 shares owned by Dutchess Private Equities Fund, L.P., 13,142,360 shares owned by Dutchess Private Equities Fund II, L.P., 2,229,101 shares owned by Dutchess Advisors, 146,635,483 shares issuable within 60 days to Dutchess Private Equities Fund, L.P. pursuant to convertible debentures and 168,447,167 shares issuable within 60 days to Dutchess Private Equities Fund II, L.P. pursuant to convertible debentures.

As of the date of the filing Schedule, Mr. Michael Novielli is deemed to beneficially own 341,884,072 shares of common stock of the Issuer. Such amount is 93.3% of the 51,500,246 outstanding shares of the Issuer as of November 9, 2006. The aggregate number of shares is comprised of 45,250 shares owned by Mr. Novielli, 11,384,711 shares owned by Dutchess Private Equities Fund, L.P., 13,142,360 shares owned by Dutchess Private Equities Fund II, L.P., 2,229,101 shares owned by Dutchess Advisors, 146,635,483 shares issuable within 60 days to Dutchess Private Equities Fund, L.P. pursuant to convertible debentures and 168,447,167 shares issuable within 60 days to Dutchess Private Equities Fund II, L.P. pursuant to convertible debentures.

b. Mr. Novielli and Mr. Leighton are Managing Partners of Dutchess Capital Management, LLC and have sole voting and dispositive power over the shares they each own personally, and shared voting and dispositive power over the shares beneficially owned by Dutchess Capital Management, LLC, Dutchess Private Equities Fund, L.P., Dutchess Private Equities Fund II, L.P. and Dutchess Advisors.

 c. The Reporting Person has effected the following transactions with respect to the Shares during the past 60 days:

On September 18, 2006, the Company issued 250,000 shares of common stock valued at $7,500 to Dutchess Private Equities Fund, II, L.P., as an inducement to provide financing.

On September 26, 2006, the Company entered into a Convertible Debenture Agreement with Dutchess Private Equities Fund, L.P., in the amount of $336,000, at a discount of $56,000. The debenture has a 10% interest rate and is due and payable September 26, 2011. The purchaser of the convertible debentures is entitled to convert the face amount of the debentures plus accrued interest into the Company's common stock at the lesser of (i) 75% of the lowest closing bid price during the fifteen trading days prior to the Conversion Date or (ii) at a "Fixed Conversion Price" of $0.03.

On September 26, 2006, the Company entered into a Convertible Debenture Agreement with Dutchess Private Equities Fund, II, L.P., in the amount of $446,400, at a discount of $74,400. The debenture has a 10% interest rate and is due and payable September 26, 2011. The purchaser of the convertible debentures is entitled to convert the face amount of the debentures plus accrued interest into the Company's common stock at the lesser of (i) 75% of the lowest closing bid price during the fifteen trading days prior to the Conversion Date or (ii) at a "Fixed Conversion Price" of $0.03.

On September 29, 2006, the Company issued 300,000 shares of common stock valued at $12,000 to Dutchess Private Equities Fund, II, L.P., as an inducement to provide financing.

On September 29, 2006, the Company issued 300,000 shares of common stock valued at $12,000 to Dutchess Private Equities Fund, L.P., as an inducement to provide financing.

On October 11, 2006, the Company entered into a Convertible Debenture Agreement with Dutchess Private Equities Fund, L.P., in the amount of $255,600, at a discount of $42,600. The debenture has a 10% interest rate and is due and payable October 11, 2011. The purchaser of the convertible debentures is entitled to convert the face amount of the debentures plus accrued interest into the Company's common stock at the lesser of (i) 75% of the lowest closing bid price during the fifteen trading days prior to the Conversion Date or (ii) at a Fixed Conversion Price of $0.03.

On October 12, 2006, the Company issued 250,000 shares of common stock valued at $7,500 to Dutchess Private Equities Fund, L.P., as an inducement to provide financing.

On October 24, 2006, the Company entered into a Convertible Debenture Agreement with Dutchess Private Equities Fund, L.P., in the amount of $195,600, at a discount of $32,600. The debenture has a 10% interest rate and is due and payable October 24, 2011. The purchaser of the convertible debentures is entitled to convert the face amount of the debentures plus accrued interest into the Company's common stock at the lesser of (i) 75% of the lowest closing bid price during the fifteen trading days prior to the Conversion Date or (ii) at a Fixed Conversion Price of $0.03.

On October 25, 2006, the Company issued 250,000 shares of common stock valued at $7,500 to Dutchess Private Equities Fund, L.P., as an inducement to provide financing.

On November 10, 2006, the Company, entered into a Convertible Debenture Agreement with Dutchess Private Equities Fund, L.P., in the amount of $243,600, at a discount of $40,600. The debenture has a 10% interest rate and is due and payable November 10, 2011. The purchaser of the convertible debentures is entitled to convert the face amount of the debentures plus accrued interest into the Company's common stock at the lesser of (i) 75% of the lowest closing bid price during the fifteen trading days prior to the Conversion Date or (ii) at a Fixed Conversion Price of $0.03.

On November 10, 2006, the Company issued 250,000 shares of common stock valued at $7,500 to Dutchess Private Equities Fund, L.P., as an inducement to provide financing.

d.   N/A

e.   N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Novielli, Managing Partner to Dutchess Capital Management, LLC is former Chairman of the Board of Directors for the Company. Mr. Leighton, Managing Partner of Dutchess Capital Management, LLC, Dutchess Private Equities Fund, L.P., and Dutchess Private Equities Fund II, L.P. currently serves on the Board of Directors for the Issuer.

ITEM  7:  MATERIAL  TO  BE  FILED  AS  EXHIBITS

     N/A

                                    SIGNATURE
                                -----------------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/s/  Douglas  Leighton                                Date:  November  22,  2006
----------------------
By:  Douglas  Leighton
Managing  Member  to:
Dutchess  Capital  Management,  LLC;
General  Partner  to:
Dutchess  Private  Equities  Fund,  L.P.;  and
Dutchess  Private  Equities  Fund  II,  L.P.

/s/  Michael  Novielli                                Date:  November  22,  2006
----------------------
By:  Michael  Novielli
Managing  Member  to:
Dutchess  Capital  Management,  LLC;
General  Partner  to:
Dutchess  Private  Equities  Fund,  L.P.;  and
Dutchess  Private  Equities  Fund  II,  L.P.